UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Arno Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
042564203
(CUSIP Number)
Jonathan J. Zucker 166 Duane Street, 10C New York, NY 10013 646-344-1459
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042564203

1	NAMES OF REPORTING PERSONS

Jonathan J. Zucker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,274,622 (a)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,274,622 (a)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,274,622 (a)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(a)	The shares represent (i) 4,285,111 shares of Common Stock and (ii) 2,989,511 shares of Common Stock issuable upon the exercise of warrants.
(b)	The percentage set forth in Row 13 is based on 49,349,749 shares of Common Stock as disclosed in the Issuer's Definitive Proxy Statement filed on November 18, 2016.

Item 1.	Security and Issuer.

This Schedule 13D (the "Schedule") relates to the common stock, par value $0.0001 (the "Common Stock"), of Arno Therapeutics, Inc. (the "Issuer").  The address of the Issuer's principal executive offices is 200 Route 31 North, Suite 104, Flemington, New Jersey 08822.

Item 2.	Identity and Background.

(a)-(c), (f)

This Statement is being filed by Jonathan J. Zucker (the "Reporting Person").

The present principal occupation of the Reporting Person is investing.   The address of the Reporting Person is 166 Duane Street, 10C, New York, NY 10013.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds or Other Consideration.  The Reporting Person acquired the securities to which this Schedule relates as follows: on December 30, 2016, S. Donald Sussman, an individual ("SDS"), and the Reporting Person, entered into a Purchase Agreement (the "Purchase Agreement"), pursuant to which SDS sold and transferred to the Reporting Person, and the Reporting Person purchased from SDS, (i) 4,285,111 shares of Common Stock, (ii) 1,605,809 shares of Common Stock issuable upon the exercise of the Series A Warrant No. 2012A-06 issued by the Issuer and (iii) 1,383,702 shares of Common Stock issuable upon the exercise of the Series D Warrant No. 2013D-005 issued by the Issuer, for an aggregate purchase price of $1,000, the source of which was the personal funds of the Reporting Person. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement which is attached as Exhibit A hereto and incorporated herein by reference.

Item 4.
Purpose of Transaction.

See Item 3, which is incorporated herein by reference.

The shares of Common Stock reported herein as beneficially owned by the Reporting Person are held for investment purposes.  The Reporting Person does not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate.

Item 5.	Interest in Securities of the Issuer.

(a), (b), (c)

See Item 3, which is incorporated herein by reference.

As of the date of this Schedule, the Reporting Person beneficially owns an aggregate of 7,274,622 shares of Common Stock, representing approximately 14.7% of the outstanding shares of Common Stock, of which (i) 4,285,111 are shares of Common Stock and (ii) 2,989,511 are shares of Common Stock issuable upon the exercise of warrants.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 9, 2017

/s/Jonathan J. Zucker
Jonathan J. Zucker